MUTUAL OF AMERICA SECURITIES LLC

(A Wholly Owned Subsidiary of Mutual of America Holding Company, LLC, which is a wholly owned subsidiary of Mutual of America Life Insurance Company)

Financial Statements and Supplemental Schedules

December 31, 2023

"This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934"

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Equity Member and Board of Managers
Mutual of America Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mutual of America Securities LLC (the Company) (a wholly owned subsidiary of Mutual of America Holding Company LLC which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
April 1, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2023

ASSETS

ASSETS:

Cash	$ 1,375,337
Investment in mutual fund (cost $1,616,878)	1,414,678
Fees receivable	920,740
Other assets	216,984
Total assets	$ 3,927,739

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

General expenses and other liabilities	$ 83,980
Due to affiliates	889,896
Total liabilities	973,876

MEMBER'S EQUITY:

Member's capital	$ 9,486,241
Accumulated member's deficit	(6,532,378)
Total member's equity	2,953,863
Total liabilities and member's equity	$ 3,927,739

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

1. ORGANIZATION

Mutual of America Securities LLC (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, LLC (the "Parent"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company is chartered as an introducing broker-dealer on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company will not operate as an introducing broker-dealer until and unless its Board of Managers adopts controls and procedures governing its operations as an introducing broker dealer. Prior to July 18, 2023, the Company was the principal underwriter and distributor of Mutual of America's variable annuity contracts and variable life insurance policies and served as the principal underwriter and distributor of Mutual of America Funds ("MoA Funds"), formerly known as Mutual of America Investment Corporation ("Investment Corporation"), and Mutual of America Variable Insurance Portfolios, Inc. ("VIP Funds"). However, effective July 18, 2023, Foreside Fund Services, LLC ("Foreside") was appointed as the new distributor for the MoA Funds and VIP Funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company's investment portfolio consists of an investment in a bond mutual fund sponsored by MOA Funds an affiliated entity, which is carried at net asset value as a practical expedient to estimate fair value. Security transactions for the Company's portfolio are recorded on a trade date basis.

Capital Contributions

The Company did not receive any capital contributions from its Parent for the year-ended December 31, 2023.

Other Assets

Other assets consist of prepaid assets.

Estimates by Management

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2023. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers" (the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31,

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

2023, the Company had net capital of $1,593,938, which was $1,529,013 in excess of its required net capital. The Company had aggregate indebtedness of $973,875 at December 31, 2023; the ratio of aggregate indebtedness to net capital was 0.61 to 1. A reconciliation is not necessary as no material differences exist between the computations made in Schedule I and the unaudited Part IIA filing.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule under section (k)(1) because it is an introducing broker-dealer that does not hold funds or safe-keep customer securities.

5. INCOME TAXES

The Company is a Delaware Limited Liability Company ("LLC") and for federal income tax purposes it is treated as a disregarded entity of Mutual of America. Its financial results are included in the federal and state income tax returns of Mutual of America, as applicable.

6. RELATED PARTY TRANSACTIONS

Balances between the Company and its affiliates are generally settled on a monthly basis, which results in an open due from and/or due to affiliates at December 31, 2023.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 1, 2024, the date the financial statements were issued, and no events have occurred subsequent to the date of the Statement of Financial Condition that would require adjustment to or disclosure in the financial statements.